FORM OF
                              ARTICLES OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                               MORTGAGE.com, INC.

         Pursuant to Sections 607.1001, 607.1002, 607.10025, and 607.1006,
Florida Business Corporation Act, the following provisions of the Articles of Incorporation of Mortgage.com, Inc., a Florida corporation, incorporated September 3, 1993 and assigned document number P93000061901, be and they hereby are amended in the following particulars:

         1. The name of the corporation is Mortgage.com, Inc.

         2. The foregoing amendment was adopted by the board of directors of the corporation on the 12th day of July, 1999. Pursuant to Section 607.10025, Florida Business Corporation Act, shareholder action was not required to adopt the foregoing amendment. The amendment does not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and does not result in the percentage of authorized shares that remain unissued after the division exceeding the percentage of authorized shares that were unissued before the division.

         3. Article 4, Section 4.1 is hereby amended to read as follows:

            Section 4.1 Authorized Capital. The maximum number of shares of stock which the Corporation is authorized to have outstanding at any one time is two hundred twenty-five million (225,000,000) shares divided in classes as follows:

            (a) Fifteen million (15,000,000) shares of Preferred Stock having a par value of $0.01 per share and which may be issued in one or more classes or series as further described in Section 4.2; and

            (b) Two hundred ten million (210,000,000) shares of Common Stock having a par value of $0.01 per share and having the voting and other rights described in Section 4.3.

         4. Upon filing of this Amendment with the Florida Secretary of State (the "Effective Date") each share of Common Stock outstanding or reserved for issuance pursuant to outstanding options or warrants, or upon conversion of outstanding convertible preferred stock shall be divided into seven shares of Common Stock and shareholders of record on the Effective Date shall be entitled to receive six shares of Common Stock for each share of Common Stock owned by them immediately prior to the Effective Date.

         5. Immediately prior to the Effective Date there were _____ shares of Common Stock outstanding and _____ shares reserved for issuance pursuant to outstanding options or warrants or upon conversion of outstanding preferred stock. At the Effective Date there will be _____ shares of Common Stock outstanding and _____ shares reserved for issuance.


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             IN WITNESS WHEREOF, the undersigned President and Chief Executive
Officer of this corporation has executed these Articles of Amendment this _____ day of ________________, 1999.



                                                  ------------------------------
                                                  Seth S. Werner, President and
                                                  Chief Executive Officer